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                        Filed by Accelerated Networks, Inc. pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934


Accelerated Networks Reports Fourth Quarter and Full Year Results

MOORPARK, Calif.--(BUSINESS WIRE)--March 20, 2002--Accelerated Networks, Inc. (Nasdaq:ACCL - news), a developer of multiservice broadband access solutions for
        ----
communications service providers, today reported financial results for the three- and twelve-month periods ended December 31, 2001.

Net revenue for the fourth quarter of 2001 was $535,000, a decrease of 93% from the $8.0 million reported in the same period a year ago. The Company reported a net loss of $10.0 million, or $0.20 per share, for the fourth quarter of 2001 as compared with a net loss of $18.1 million, or $0.37 per share, for the fourth quarter 2000.

For the twelve-month period ended December 31, 2001, the Company reported net revenue of $3.2 million, a decrease of 91% from $34.2 million reported in the same period of 2000. Net loss for the twelve-month period ended December 31, 2001 was $49.0 million, or $0.98 per share, as compared with a net loss of $48.8 million, or $2.02 per share in 2000, and a net loss applicable to common shareholders of $49.0 million in 2001 compared with a net loss applicable to common shareholders of $58.6 million in 2000. Net loss applicable to common shareholders in 2000 reflects a one-time beneficial conversion feature charge on the Company's Series D preferred stock issued in February and March 2000.

"In 2001 we made solid progress in conserving our resources by focusing on near term market opportunities for our product line, maintaining necessary R & D expenses while preparing our business for our planned merger with Occam Networks," said H. Michael Hogan III, Accelerated's chief financial officer. "On December 31, 2001, our cash and cash equivalents on hand amounted to nearly $30 million."

"We have substantially reduced our operating expenses and headcount while continuing to fund research and development needed to support the products which we expect will generate the majority of revenue in the near term. We ended 2001 with approximately $575,000 in deferred revenue for our IAD and related products that we expect to recognize in early 2002," he added.

About Accelerated Networks, Inc.

Accelerated Networks, headquartered in Moorpark, designs and develops multiservice broadband access (MSBA) products that enable telecommunications service providers to bundle voice and data services over a single broadband access network. These products are designed to allow service providers to efficiently and cost-effectively deliver and manage secure multiservice broadband access services using DSL, T1/E1, NxT1/E1, or DS3/OC-3 technologies. Accelerated's products also allow service providers to leverage emerging technologies such as voice over broadband (VoB) and frame relay over DSL (FRoDSL) over a single broadband access network. Accelerated Networks offers a broad range of customer premises integrated access devices (IADs). Its AN-32 integrated Access Device (IAD) was named Network Magazine's Local Loop Access Device product of the year for 2001.

In November 2001, Accelerated announced the signing of a definitive merger agreement with Occam Networks Inc., Santa Barbara, Calif. The merger is expected to close early in the second quarter 2002 subject to the satisfaction of certain closing conditions, including the approval of the stockholders of both companies. For additional information, please visit www.acceleratednetworks.com.
                                                    ---------------------------
Accelerated Networks has filed a Registration Statement on SEC Form S-4 in connection with the merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Accelerated Networks, Occam, the merger and related matters. Investors and security holders of Accelerated Networks are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. Free copies of these documents will be available through the Web site maintained by the SEC at http://www.sec.gov/.
------------------

Portions of this press release contain forward-looking statements regarding future events or the future performance of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from any future performance suggested in such statements. These factors include, but are not limited to, the ability of the Company to complete its merger with Occam Networks Inc., the ability of our management team, including our CEO and CFO, to manage the Company's personnel and business, general market conditions affecting communications service providers purchase of equipment, in particular, DSL-related equipment, changes in service providers' business models, the rate our customers deploy their networks, our customers' ability to secure financing, the timing of order and shipments of products, mix of products sold, changes in the prices of our components, ability to maintain production volumes and secure key components and our ability to develop new products to meet market demand. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. Please refer to the Company's recent quarterly report on Form 10-Q, annual report on Form 10-K and other filings with the SEC which contain and identify other important factors that could cause actual results to differ materially from those contained in any forward-looking statements.


                                       1.

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                           ACCELERATED NETWORKS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                     Three Months Ended        Year Ended
                                        December 31,           December 31,
                                     ------------------   --------------------
                                       2001       2000      2001         2000
                                     -------     ------   -------      -------
                                         (Unaudited)             (Audited)

Net revenue                         $    535    $  8,046   $  3,168    $ 34,228
Cost of revenue                        1,424      15,131      9,688      33,552

Gross profit (loss)                    (889)     (7,085)    (6,520)         676

Operating expenses:
 Research & product development        2,721       5,500     21,324      23,606

 Sales & marketing                       829       4,856      6,925      23,084

 General & administrative              2,806       1,960      9,019       6,522

 Restructuring and other charges       3,105          --      7,252          --

     Total operating expenses          9,461      12,316     44,520      53,212

Loss from operations                (10,350)    (19,401)   (51,040)    (52,536)

Other income (expense):

   Interest income                       327       1,318      2,115       3,924

   Interest expense                      (7)        (39)       (31)       (154)

Net loss before income taxes        (10,030)    (18,122)   (48,956)    (48,766)

Provision for income taxes                 1          --          1           1

Net loss                            (10,031)    (18,122)   (48,957)    (48,767)

Beneficial conversion feature             --          --         --     (9,882)

Net loss applicable to common
 stockholders                       $(10,031)   $(18,122)  $(48,957)  $(58,649)

Basic and diluted net loss per share
  applicable to common stockholders $  (0.20)   $  (0.37)  $  (0.98)   $ (2.02)

Shares used to compute basic and
 diluted net loss per share
  applicable to common stockholders    49,661      49,013     50,203     29,106

Amortization of deferred
 compensation included in:

  Cost of revenue                       (58)       (183)       (75)         216

  Research & development               (459)       (442)      (559)       2,270

  Sales & marketing                    (231)       (465)    (1,553)       2,190

  General & administrative                161         310        566      1,564

                                     $ (587)     $ (780)  $ (1,621)    $  6,240




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                           ACCELERATED NETWORKS, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                      December 31,
                                                  -------------------
                                                   2001         2000
                                                  ------       ------
                                                       (Audited)

         ASSETS

Cash and cash equivalents                       $ 29,619     $ 62,194

Short term investments                              --          7,913
Accounts receivable, net                             612        5,490

Amounts due from related party                      --         11,147
Inventories                                        3,965        5,266
Prepaid and other current assets                   1,320        1,570

Total current assets                              35,516       93,580
Property & equipment, net                          6,920       10,164
Other assets                                         169          199

Total assets                                    $ 42,605     $103,943


 LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses              5,507       13,216
Accrued payroll                                    1,262        1,708

Debt obligations, current                            111           97
Deferred revenue                                     837        3,370

Total current liabilities                          7,717       18,391
Debt obligations, noncurrent                          57          168

Total liabilities                                  7,774       18,559

Preferred stock                                     --           --

Common stock                                          51           50
Additional paid in capital                       175,688      180,913
Cumulative foreign currency adjustment              (124)         (79)
Deferred stock compensation                         (718)      (4,391)
Accumulated deficit                             (140,066)     (91,109)

Total stockholders' equity                        34,831       85,384

Total liabilities and stockholders'
 equity                                        $  42,605    $ 103,943

____________________
Contact:
     For Accelerated Networks
     Trudy M. Self, 805/553-9680 x409
     investorrelations@acceleratednetworks.com
     -----------------------------------------


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                         ______________________________

Additional Information and Where to Find It

Accelerated Networks has filed a Registration Statement on SEC Form S-4, as amended, in connection with the merger, and both companies expect to mail a Prospectus/Proxy Statement to their respective stockholders containing information about the merger. Investors and stockholders of Accelerated Networks and Occam Networks are urged to read the Registration Statement and Prospectus/Proxy Statement carefully when they are available. The Registration Statement and the Prospectus/Proxy Statement will contain important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Prospectus/Proxy
                         ------------------
Statement and these other documents may also be obtained from Accelerated Networks by directing a request through the Accelerated Networks Web site at http://www.acceleratednetworks.com or by mail to Accelerated Networks, Inc.,
----------------------------------
Attention: Ron Hughes, Corporate Counsel.

In addition to the Registration Statement and the Prospectus/Proxy Statement, Accelerated Networks files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Accelerated Networks at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Accelerated Networks' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.
                                      ------------------

                                       4.